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                                                                    Exhibit 99.1


Contact:     Stapleton Communications                     Optika Inc.
             Jim Fanucchi                                 Betty Wiggins
             650.470.4239                                 719.260.4388


                                  OPTIKA INC.
                      ADOPTS SHAREHOLDER RIGHTS AGREEMENT

Colorado Springs, Colorado, July 18, 2001 - Optika Inc. (Nasdaq: OPTK) today announced that its Board of Directors has adopted a Rights Agreement under which Optika stockholders will receive a dividend in the form of preferred stock purchase Rights.

The Rights will be distributed at the rate of one Right for each share of Common Stock owned by stockholders of record as of July 18, 2001. Each Right will allow the holder to purchase one one-hundredth of a share (a Unit) of Series B Preferred Stock at an initial exercise price of $30 under certain circumstances as more fully described in a summary of the Rights Agreement, which will be mailed to all stockholders of record on the record date. The purchase price, the number of Units of Preferred Stock and the type of securities issuable upon exercise of the Rights are subject to adjustment. The Rights will expire at the close of business July 18, 2011 unless earlier redeemed or exchanged. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Optika, including the right to vote or to receive dividends.

"The Rights Agreement is designed to assure that Optika's stockholders receive equal treatment in the event of any proposed takeover of Optika, and to guard against partial tender offers, squeeze-outs and other abusive tactics to gain control of Optika that could impair the Board's ability to represent stockholder's interests fully," said Mark Ruport, Chairman and Chief Executive Officer.

"The Board believes the Rights Agreement is a sound and reasonable method for safeguarding stockholders' interests," Ruport added. "It is not intended to prevent an acquisition of the Company on terms that are favorable, fair and in the best interests of all stockholders, but rather to encourage any person seeking to acquire Optika to negotiate with Optika's Board."

The Rights will become exercisable only 10 business days after a person or group acquires beneficial ownership of 15% or more of Optika's outstanding Common Stock or commences a tender or exchange offer which would lead to the beneficial ownership of 15% or more of the outstanding Common Stock, subject to prior redemption or exchange in a transaction not approved by the Optika Board of Directors.
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If any such person becomes the beneficial owner of 15% or more of Optika's outstanding Common Stock, then each Right not owned by a 15% or more stockholder or certain related parties will entitle its holder to purchase, at the Right's then-current purchase price, units of the Series B Preferred Stock or, at the option of Optika, shares of its Common Stock (or, in certain circumstances, purchase or receive, cash, property or other securities of Optika) having a market value equal to twice the then-current purchase price.

Additionally, if Optika is involved in a merger or other business combination transaction with another person in which Optika's Common Stock gets converted or exchanged, or if Optika sells 50% or more of its assets or earning power to another person in a transaction not approved by Optika's Board of Directors, each Right will entitle its holder to purchase, at the Right's then-current purchase price, shares of common stock of such other person having a value equal to twice the then-current exercise price.

At any time until 10 business days following the date of the first public announcement that a person has acquired 15% or more of Optika's Common Stock, a majority of the Board of Directors (including, after the date on which such person first acquires 15% or more of the Common Stock, a majority of the independent directors) may redeem the Rights in whole at a price of $.01 per Right, payable in cash or shares of Optika Common Stock. In addition, after the date on which a person has acquired 15% or more of the Common Stock, the Board of Directors (including a majority of the independent directors) may exchange all or part of the Rights for units of Series B Preferred Stock or shares of Common Stock on the basis of a one-for-one exchange ratio, as adjusted.

About Optika

Headquartered in Colorado Springs, Colorado, Optika Inc. (Nasdaq:OPTK) is a leading provider of imaging, workflow and collaborative commerce software. Optika's Acorde/TM/ family of Internet software solutions drives process and transaction efficiencies across the enterprise and throughout the supply chain. By enabling companies to access and store multiple formats of business content, automate processes across the organization and externally with partners and customers, and enable online collaboration around unruly processes in real and near time--the Acorde product family allows organizations to improve processing efficiency, reduce operating costs and enhance customer and trading partner service and satisfaction. With more than 1800 customers worldwide, Optika drives business decisions for profitability in leading companies such as The Home Depot, Turner Broadcasting Systems, Siemens Communications, Southwest Airlines, Verizon Wireless and Clear Channel Communications. Optika was again named one of the Top 500 Technology Companies in 2000 by Software Magazine. For more information about Optika and Acorde, contact the company at 719.548.9800 or visit www.optika.com.

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